UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

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CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 720,753
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 720,753
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 720,753
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 720,753
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 720,753
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 720,753
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 74265M205

Item 1.	Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.	Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below (the “AO Partners Group”).

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund (“AO Partners”).

●	Nicholas J. Swenson as the Managing Member of AO Partners and as an individual.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to Amendment No. 9 to the Schedule 13D, filed on April 18, 2013.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1)  shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners.

(2)  shares of Common Stock held by Mr. Swenson as an individual.

The principal business address of each of AO Partners Fund, AO Partners, and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund and AO Partners are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor, (2) serving as the sole Managing Member of AO Partners and (3) serving as sole Managing Member and President of Groveland Capital, LLC, a Delaware limited liability company and investment manager.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

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CUSIP No. 74265M205

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $1,437,817.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

On June 27, 2012, Mr. Swenson submitted notice to the Issuer of his intent to nominate Mr. Swenson, Mr. Cabillot and Mr. Farrell as nominees for election as directors at the Company’s 2012 Annual Shareholder Meeting.  A copy of the nomination letter is attached as Exhibit 3 to Amendment No. 6 to the Schedule 13D, filed on June 27, 2012.

Mr. Swenson requested that the Board of Directors of the Issuer appoint him as a director.  The Issuer has denied Mr. Swenson’s request to be appointed as a director.  On June 1, 2012, Mr. Swenson responded to the Issuer requesting clarification for the Board’s decision not to appoint him as a director.  A copy of the letter is attached as Exhibit 2 to Amendment No. 5 to the Schedule 13D, filed on June 4, 2012.  The Issuer responded in a letter dated June 15, 2012, a copy of which is attached as Exhibit 4 to Amendment No. 6 to the Schedule 13D, filed on June 27, 2012.

Mr. Swenson, Mr. Cabillot and Mr. Farrell were elected as directors at the Company’s 2012 Annual Meeting of Shareholders held on January 17, 2013.

On December 17, 2013, the Company issued a press release announcing its plans to complete a rights offering to existing holders of its Common Stock.  Upon completion of the rights offering, the Company expects to receive gross proceeds of approximately $3,000,000 before expenses, subject to reduction by the Company in its sole discretion as the Company may deem advisable to preserve its use of certain tax attributes.  In connection with the rights offering, the Company entered into a Standby Purchase Agreement with AO Partners, LLC and Farnam Street Capital, Inc. (collectively, the “Standby Purchasers”), pursuant to which the Standby Purchasers have agreed to purchase, at the prevailing subscription price, any and all shares of the Company’s Common Stock, up to a maximum amount of $3 million, not subscribed for by the Company’s shareholders pursuant to the exercise of their subscription privileges in connection with the rights offering.  Shares of Common Stock purchasable under the Standby Purchase Agreement are allocated 50% to AO Partners, LLC and 50% to Farnam Street Capital, Inc.  The Standby Purchase Agreement contains customary provisions for such agreements, including conditions to closing, termination rights, representations and warranties, and covenants of the parties.  This summary of the Standby Purchase Agreement is qualified by reference to the full text of the Standby Purchase Agreement, a copy of which is attached as Exhibit 5 to this amendment No. 13 to the Schedule 13D.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

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CUSIP No. 74265M205

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 3,343,988 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended October 31, 2013) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	720,753	21.4%
AO Partners (1)	720,753	21.4%
Nicholas J. Swenson (2)	720,753	21.4%

(1)
AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 720,753 shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to the 720,753 shares of Common Stock held by AO Partners Fund.

(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners Fund by virtue of such entity’s and person’s relationship to the other as described in Item 5(a).

(c)           The Reporting Persons have made no purchases or sales since the date of Amendment No. 12 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund and AO Partners for liabilities he may incur in connection with his duties for the AO Partners Group.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

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CUSIP No. 74265M205

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Letter from Nick Swenson to the Board of Directors of the Company dated June 1, 2012.*

3	Notice of Intent to Nominate Directors from Nicholas Swenson to Secretary of the Company dated June 27, 2012.*

4	Letter from the Company to Nick Swenson dated June 15, 2012.*

5	Standby Purchase Agreement dated December 17, 2013.
_______________ *Previously filed

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CUSIP No. 74265M205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           December 23, 2013

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson